UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
Item 6. Interest in Securities of the Subject Company
Item 9. Exhibits
SIGNATURE

     This Amendment No. 19 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission (the “SEC”) on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011, September 16, 2011, September 20, 2011, September 23, 2011, September 26, 2011, September 30, 2011, October 7, 2011, October 11, 2011, October 14, 2011, October 21, 2011, October 28, 2011, November 1, 2011 and November 4, 2011 (two amendments) relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 4. The Solicitation or Recommendation.
Reasons for Recommendation.
     The second and third bullets under the heading “The Revised Exchange Offer Does Not Offer Compelling Value to Transatlantic Stockholders” in “Item 4—The Solicitation or Recommendation—Reasons for Recommendation” of Amendment No. 17 to this Statement are hereby amended and restated as follows:
“ •	Validus Continues To Indicate That Transatlantic’s Reserves Need To Be Increased By $500 Million. Validus claims that Transatlantic’s reserves need to be increased by $500 million, and has reflected such assumption — which in our view is flawed — in the pro forma financial information regarding the combined company that it filed with the Commission.[1]
•	Based on Transatlantic’s own review of its reserves in the ordinary course and that of independent third parties, we firmly believe that Transatlantic is reserved adequately. In that regard, we note that a number of external parties have reviewed Transatlantic’s reserves during the last 12 months, including (i) an outside actuarial firm engaged by the New York Department of Financial Services and (ii) a nationally recognized independent actuarial firm engaged by Allied World in connection with its due diligence review of Transatlantic. Additionally, Transatlantic’s auditors annually conduct independent ground-up reserve reviews. None of these parties to our knowledge have raised any material concern with respect to the adequacy of Transatlantic’s reserves, which in our view supports our strong belief that Transatlantic’s reserves are adequate.

•	We note that Validus has publicly disclosed that it views the proposed transactions with Transatlantic as “essentially a book for book value exchange.”[2] In light of this, by reducing our book value as a result of the $500 million reserve charge, we believe it reasonably follows that Validus has effectively reduced the consideration that it is prepared to offer to Transatlantic stockholders by that amount. In any event, if Validus reversed its proposed $500 million reserve charge, then we believe it would be compelled to increase the consideration payable to Transatlantic stockholders.

[1]	Source: Validus’s Current Report on Form 8-K filed on November 3, 2011.

[2]	Source: Joseph E. Consolino, Validus CFO, Validus investor conference call transcript, filed on July 13, 2011 pursuant to Rule 425 under the Securities Act of 1933.

•	Transatlantic also notes that the Validus offer as measured as of close of business on November 2, 2011 (the last trading day before announcement of the Revised Exchange Offer) and November 3, 2011 (the first trading day after announcement of the Revised Exchange Offer) represents multiples of our book value per basic share[3] of 0.75x and 0.76x, respectively.[4] We note that such multiples are similar to the multiples of our book value per basic share[5] implied by the Allied World merger, a deal that we believe our stockholders did not support, as measured as of close of business on June 10, 2011 (the last trading day before announcement of the Allied World merger agreement) and June 13, 2011 (the first trading day after announcement of the Allied World merger agreement) of 0.79x and 0.75x, respectively. The market value of the consideration to be received in the Revised Exchange Offer depends on the market price of Validus Common Shares on any given date and will fluctuate from day to day.”
     The sixth bullet under the heading “Other Considerations” in “Item 4—The Solicitation or Recommendation—Reasons for Recommendation” of Amendment No. 17 to this Statement is hereby amended and restated as follows:
“ •	Questionable Ability To Fully Realize Potential Synergies And Plans To Return Capital. We believe that a combined Validus/Transatlantic would have a limited amount of excess capital above levels commensurate with an “A” financial strength rating from A.M. Best. Accordingly, in our view the combined company would have a questionable ability to support all of the actions Validus is claiming it will execute, including (i) $1 billion in proposed post-closing share buybacks and (ii) the transfer of Transatlantic’s property catastrophe business to Bermuda.[6]”
Item 6. Interest in Securities of the Subject Company.
     Item 6 is hereby supplemented by adding the following disclosure:
     “As previously disclosed, on September 15, 2011, the Transatlantic Board approved a strategic plan for Transatlantic, which provides, among other things, for the repurchase (the “Share Repurchase”) of up to $600 million of Transatlantic Common Shares ($300 million of Transatlantic Common Shares through December 31, 2011 and the remaining $300 million of Transatlantic Common Shares during 2012), which is to be conducted through open market or negotiated purchases.
     To effectuate a portion of the Share Repurchase, on September 19, 2011 Transatlantic entered into a Purchase Agreement (the “Purchase Agreement”) with Goldman, Sachs & Co. (“Goldman Sachs”) pursuant to which Transatlantic appointed Goldman Sachs as broker to acquire up to $300 million of Transatlantic Common Shares. The Purchase Agreement was entered into pursuant to Rule 10b5-1(c)(1)(i) under the Exchange Act. Repurchases under the Purchase Agreement are subject to specified parameters and certain price, market volume

[3]	Transatlantic Q3 2011 book value pro forma for share repurchases through November 3, 2011. Share repurchases from September 26, 2011 to November 3, 2011 included 4.2 million shares at an average price of $50.45 for an aggregate amount of $195 million. Transatlantic’s aggregate book value as of September 30, 2011, without giving effect to any repurchases effected after September 30, 2011, was $4,295 million.

[4]	November 2, 2011 offer value calculated by multiplying $27.21, which is Validus’s closing price on November 2, 2011 (the last trading day before announcement of the Revised Exchange Offer), by the 1.5564x exchange ratio and adding $11.00. November 3, 2011 offer value calculated by multiplying $27.37, which is Validus’s closing price on November 3, 2011 (the first trading day after announcement of the Revised Exchange Offer), by the 1.5564x exchange ratio and adding $11.00.

[5]	Based on book value per basic share of $64.69 as of March 31, 2011.

[6]	Sources: Press Release filed as Exhibit 99.1 to Validus’s Current Report on Form 8-K filed on November 3, 2011; investor presentation, filed by Validus on August 30, 2011 pursuant to Rule 425 under the Securities Act of 1933.

and timing constraints, as specified in the Purchase Agreement. Accordingly, there is no guarantee as to the exact number of Transatlantic Common Shares that will be repurchased under the Purchase Agreement. Between September 26, 2011 (when purchasing began under the Purchase Agreement) and November 11, 2011, the Company repurchased a total of 4,699,129 Transatlantic Common Shares under the Purchase Agreement for an aggregate purchase price of $239,288,677.43.
     The table below sets forth information regarding all of the repurchases effected pursuant to the Purchase Agreement from November 4, 2011 through November 11, 2011:

	Number of
	Transatlantic
	Common		Price Per	Price
Date	Shares(1)	Nature of Transaction	Share(1)(2)	Range(1)(2)
11/4/2011	25,488	Open market acquisition	$53.18	$52.54-53.53
11/4/2011	51,985	Open market acquisition	$54.20	$53.54-54.53
11/4/2011	9,471	Open market acquisition	$54.63	$54.54-54.77
11/7/2011	90,686	Open market acquisition	$54.63	$54.00-54.90
11/8/2011	77,831	Open market acquisition	$54.90	$54.61-55.00
11/9/2011	90,686	Open market acquisition	$54.42	$54.15-54.65
11/10/2011	90,686	Open market acquisition	$54.28	$54.09-54.76
11/11/2011	90,686	Open market acquisition	$54.90	$54.70-55.00

(1)	Shares were acquired in multiple transactions each day at prices within the price ranges set forth in the column labeled “Price Range.” The price reported in the column labeled “Price Per Share” is a weighted average price.

(2)	Excluding commissions.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(43)	Press Release of Transatlantic Holdings, Inc. filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 7, 2011 (incorporated herein by reference).

(a)(44)	Press Release of Transatlantic Holdings, Inc. filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 8, 2011 (incorporated herein by reference).

(a)(45)	Letter to stockholders disseminated by Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 10, 2011 (incorporated herein by reference).

(a)(46)	Revised page 9 of the November 4, 2011 presentation, filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 14, 2011 (previously filed as Exhibit 99.2 to the Current Report on Form 8-K filed by Transatlantic Holdings, Inc. on November 4, 2011) (incorporated herein by reference).

Cautionary Note regarding Forward-Looking Statements
     This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by risks that the unsolicited Validus exchange offer and consent solicitation disrupt current plans and operations; the ability to retain key personnel; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Additional Information about the Validus Exchange Offer
     This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus exchange offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Additional Information about the Validus Consent Solicitation
     On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
     Transatlantic, its directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: November 14, 2011